United States securities and exchange commission logo





                            August 28, 2020

       John M. Butler
       President & CEO
       INSU Acquisition Corp. II
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104-2870

                                                        Re: INSU Acquisition
Corp. II
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 27,
2020
                                                            File No. 333-240205

       Dear Mr. Butler:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Form S-1 filed on August 27, 2020

       Report of Independent Registered Public Accounting Firm, page F-2

   1. Please revise to include a report of the independent registered public accounting firm indicating that their
audit was conducted in accordance with the standards of the PCAOB, rather than only the
auditing standards. Refer to the guidance in paragraph .09 of AS
                                                        3101.
 John M. Butler
FirstName LastNameJohn
INSU Acquisition Corp. II M. Butler
Comapany
August 28, NameINSU
           2020       Acquisition Corp. II
August
Page 2 28, 2020 Page 2
FirstName LastName
       You may contact Paul Cline at (202) 551-3851 or Shannon Menjivar at
(202) 551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or James Lopez at (202) 551-3536 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Mark Rosenstein